FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 September 2010

HSBC ANNOUNCES NEW LEADERSHIP TEAM

HSBC Holdings plc today unveils the leadership team that will take forward HSBC's position as the world's leading international bank which has been sustained and enhanced under the leadership of Stephen Green and Michael Geoghegan.

Douglas Flint will succeed Stephen Green as Group Chairman and Stuart Gulliver will be appointed Group Chief Executive, following Michael Geoghegan's decision to retire early next year. Sandy Flockhart will become Chairman, Europe, Middle East, Africa, Latin America, Commercial Banking and Chairman of HSBC Bank plc*. Sir Simon Robertson will remain the senior independent non-executive Director and assume the role of Deputy Chairman. Iain Mackay will be appointed Group Finance Director*.

Group Chairman

It had always been the Board's intention to be in a position to approve Stephen Green's successor before the end of the year. Following the announcement on 7 September 2010 that Stephen Green would be stepping down as Chairman, in order to accept the invitation of the UK Prime Minister to become Minister of State for Trade and Investment in January 2011, he retires from the Group at the conclusion of the Board meeting on 3 December 2010. Douglas Flint then becomes Group Chairman.

The appointment of Douglas Flint, made by a unanimous decision of the Board, is the culmination of a comprehensive succession process begun in the first half of the year under the leadership of the Senior Independent Non-Executive Director.

* Subject to all relevant approvals

When considering the choice of Chairman, the Nomination Committee, assisted by external advisers, took a number of factors into account, including the need to contribute to the unprecedented regulatory and public policy debate on the future shape of the banking industry and, in particular, systemically important financial institutions operating globally with a universal banking model; the full-time demands of this engagement and the personal standing to represent HSBC at the highest levels; a deep understanding and experience of international financial services; and extensive experience of Board governance and stakeholder engagement. The Nomination Committee came to the unanimous conclusion that Douglas Flint was the best person - internally or externally - for the position, meeting all the core criteria and having led HSBC's regulatory engagement at Board level through 2010.

Initial discussions concerning Douglas Flint's appointment have been held with a number of major institutional shareholders, including explaining the process that has been followed and that the position would be on a full-time basis. Douglas Flint's appointment has been approved by the Financial Services Authority. In order that he can devote his time fully to HSBC, it has been agreed that he will not seek re-election to the Board of BP PLC at its AGM in April 2011where he has served as a Non-Executive Director since 2005.

Douglas Flint said: "It is a privilege and I am deeply honoured to become Chairman of HSBC. Our industry is in the midst of fundamental change which will define how banks operate. At the same time we need to restore trust in the banking industry by learning from mistakes made in recent years. This is essential so that our customers, our owners and society can be confident of a stable financial system which addresses their needs. HSBC is committed to contributing in every way it can to this process. I am particularly indebted to Stephen and Mike for all they have done for HSBC during their tenure and am looking forward to working with Stuart in our new roles."

Group Chief Executive

As a result of Stephen Green's decision to step down earlier than planned, Michael Geoghegan suggested and the Board agreed to accelerate HSBC's management succession plan and appoint his successor, so that a new leadership team would be in place in 2011. Michael Geoghegan will therefore step down as Group Chief Executive and from the Board on 31 December 2010, but will continue to be employed by the Group in an advisory capacity until 31 March 2011 when he will retire.

Under Michael Geoghegan as Chief Executive, HSBC became the world's number one financial services brand and cemented its position as the leading emerging markets bank supporting customers conducting business around the world. Earlier this year Michael Geoghegan returned to Hong Kong, relocating the principal office of the Chief Executive there. That placed him on the ground in HSBC's most strategically important market. Above all, Michael Geoghegan provided strong and decisive leadership through a period that saw the worst economic crisis for generations. During this time he flagged the sub-prime crisis and took responsibility for fixing the problems that emerged at HSBC Finance in the United States. HSBC owes him a huge debt for his drive and energy in all these endeavours.

Stephen Green said: "I would like to thank Mike for his exceptional contribution to the Group during a hugely distinguished career serving HSBC in 11 countries around the world. He has lived and breathed HSBC for 37 years, always putting the bank's interests first. Mike and his wife Jania move on with the gratitude and very best wishes of the Board and our 300,000 staff around the world."

Sir Simon commented: "As the Senior Independent Non-Executive Director who has led this process, I can confirm that Michael has always wanted to do what is right for HSBC and supported putting the new top team in place at an early stage. He has behaved with great integrity throughout. Any suggestions to the contrary are unfounded."

Michael Geoghegan said: "It has been an honour and a privilege to serve HSBC and its customers over nearly four decades and to lead the company since 2006. It has been a career that exceeded all my expectations, the foundations of which were taught to me as a young banker by earlier generations. One of my greatest responsibilities has therefore been to help identify and prepare the next generation of management and today's announcement perfectly illustrates the deep bench strength at HSBC. Douglas and Stuart will be an awesome combination and the company is in excellent hands."

Michael Geoghegan will be succeeded as Group Chief Executive by Stuart Gulliver, with effect from 1 January 2011. Subject to all regulatory approvals, Stuart Gulliver will also be appointed Chairman of The Hongkong and Shanghai Banking Corporation Limited. Stuart, aged 51, who joined HSBC in 1980, is an Executive Director of HSBC Holdings plc and Chairman, Europe, Middle East, and Global Businesses. He has worked for HSBC throughout his career serving across Asia, in Europe and the Middle East. The Board considers Stuart ideally qualified for the role. He has built and managed a global business across 68 countries, and has a deep knowledge of and strong reputation in Asia where he worked for over 20 years. Stuart has been responsible for managing complex risks for many years and shepherded and enhanced the Group's liquidity through the economic crisis. He also has responsibility for all HSBC's operations across the UK, continental Europe and the Middle East. Stuart Gulliver's appointment has been approved by the Financial Services Authority.

The principal office of the Group Chief Executive will remain in Hong Kong where it moved in 2009. Stuart Gulliver will therefore relocate there but maintain a regular presence at the Group's headquarters in London.

Stuart said: "I am honoured to have been asked by the Board to be Group Chief Executive of HSBC. This is one of the iconic jobs in banking and having served 30 years in the Group I am excited by the challenges. HSBC is uniquely positioned to contribute to global economic development through facilitating connectivity between developed and developing markets and supporting the financial needs of our global customer base. It is both an exciting and challenging time to build on HSBC's position and I look forward to working with Douglas to fulfil HSBC's potential."

Chairman, Europe, Middle East, Africa, Latin America, Commercial Banking and Chairman of HSBC Bank plc

Sandy Flockhart, an Executive Director of HSBC Holdings plc, currently Chairman of Personal and Commercial Banking will become Chairman, Europe, Middle East, Africa, Latin America, Commercial Banking. He will relocate to the Group's headquarters in London and will become Chairman of HSBC Bank plc with effect from 1 January 2011, subject to all relevant approvals.

Deputy Chairman

Sir Simon Robertson will become Deputy Chairman with effect from 1 December 2010. He continues as Senior Independent Non-Executive Director. Sir Simon, aged 69, joined the Board in 2006.

Group Finance Director

Iain Mackay will become Group Finance Director with effect from 3 December 2010, located in London, and join the HSBC Holdings plc Board, subject to regulatory approval. Iain Mackay, aged 48, joined HSBC as Chief Financial Officer, North America in 2007 and is currently Chief Financial Officer, Asia-Pacific. He is a member of the Institute of Chartered Accountants of Scotland.

The Board believes strongly that these appointments, which were made by unanimous decision, are in the best interests of the Company. Further management appointments resulting from the Board changes will be announced in due course.

Further information follows:

1. Brief biographies of the persons named above are available on HSBC's website www.hsbc.com.

2.   Douglas Flint will continue to work under his existing compensation arrangements up to 3 December 2010. On his appointment as Group Chairman, he will receive an annual salary of £1.5 million and, as currently, an allowance equal to 50 per cent of his salary to fund personal pension arrangements, but will not be entitled to receive any bonus or share incentive awards. Douglas Flint's total compensation will therefore be significantly less than in respect of 2009.

3.   Michael Geoghegan will continue to work under his existing compensation arrangements until his retirement on 31 March 2011. He will be eligible to be considered for a bonus in respect of 2010, determined by the Remuneration Committee in accordance with its normal procedures, but he will not be eligible to receive any bonus in respect of 2011. Michael Geoghegan will be paid the sum of £1.42 million pursuant to the notice provisions of his service contract. Following his retirement, Michael Geoghegan will also have a three-month consultancy agreement with HSBC from 1 April 2011, at a consultancy fee of £200,000, which he intends to donate to charity.

4.   Stuart Gulliver will continue to work under his existing compensation arrangements for 2010. On becoming Group Chief Executive he will receive a basic annual salary of £1.25 million and an allowance equal to 50 per cent of this salary to fund personal pension arrangements. He will also receive the normal housing and other benefits associated with expatriate living in Hong Kong. The performance-related elements of his remuneration package will be determined in accordance with the policy established by HSBC's Remuneration Committee. A consultation process with institutional shareholders as to changes in the policy is underway and, when a revised policy is adopted, the performance related elements of Stuart Gulliver's remuneration package will follow that policy. Under current policy limits the short-term bonus potential is up to a maximum of four-times salary. Stuart Gulliver's total compensation is expected to be less than he currently receives.

5.   Prior to joining HSBC, Iain Mackay was at General Electric in the US from 1996 to 2007. He joined General Electric as Controller of the Global Consumer Finance unit, and rose to become Vice President and Chief Financial Officer of GE Consumer Finance - Americas, then as Vice President and Chief Financial Officer of GE Healthcare - Global Diagnostic Imaging. During 1990 to 1996, Iain Mackay was with Schlumberger Dowell, working in the finance and audit divisions and over this period of time held the roles of Region Finance Director for Europe/Africa and the same for South East Asia. Iain Mackay has also worked for PriceWaterhouse in New York and Paris as well as at Thomson McLintock, KMG in the UK.

Iain Mackay serves on the Board of Directors of Hang Seng Bank Limited with other Directors and members of the senior management of HSBC Holdings plc.

Iain Mackay's appointment is subject to re-election by shareholders at the 2011 Annual General Meeting.

On becoming Group Finance Director Iain Mackay will receive a basic annual salary of £700,000 and an allowance equal to 50 per cent of this salary to fund personal pension arrangements. The performance-related elements of his remuneration package will be determined in accordance with the policy established by HSBC's Remuneration Committee. A consultation process with institutional shareholders as to changes in the policy is underway and, when a revised policy is adopted, the performance-related elements of Iain Mackay's remuneration package will follow that policy. Under current policy limits the short-term bonus potential is up to a maximum of four times salary.

Iain Mackay has a beneficial interest in 160,863 ordinary shares of HSBC Holdings plc and in 253,502 ordinary shares (Restricted Shares) under The HSBC Share Plan.  He also has an option over 1,531 ordinary shares under the HSBC Holdings Savings-Related Share Option Plan: International.

There are no matters relating to the appointment of Iain Mackay that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Media and Analyst Conference call details

The call for analysts and investors will take place at 17:45 UK time.

Telephone: +44 (0)20 3147 4971
Confirmation code: 710788

The call for media will take place at 18:30 UK time.

Telephone: +44 (0)20 3147 4972
Confirmation code: 766206

For further information, please contact:
Media enquiries to:
Paul Harris	+44 (0) 20 7992 2045	paul1.harris@hsbc.com
Patrick McGuinness	+852 3663 6883	patrickmcguinness@hsbc.com
Gareth Hewett	+852 6792 8195	garethhewett@hsbc.com.hk

Investor Relations
Alastair Brown	+44 (0) 20 7992 1938	alastair.brown@hsbc.com
Hugh Pye	+ 852 2822 4908	hugh.pye@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, North America, Latin America and the Middle East. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                       Date: 24 September 2010